Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

Aquila Municipal Trust CALL CENTER OUTBOUND SCRIPT

Hello, my name is (CSR FULL NAME).

May I please speak with (SHAREHOLDER’S FULL NAME)?

(Repeat the greeting if necessary)

I am calling on a recorded line regarding your current investment in (“Fund name here”). A Proxy Statement/Prospectus was sent to you in connection with the upcoming Special Meeting of Shareholders scheduled to be held on June 17th, 2024, and at this time we have not yet received your vote. The Board of Trustees of Aquila Municipal Trust recommends that you vote “FOR” the Agreement and Plan of Reorganization for (“Fund name here”). Would you like to vote along with the recommendation?

(Pause for shareholder’s response)

If YES or a positive response from the shareholder:

(Proceed to confirmation)

If NO or a shareholder hasn’t received information:

Shareholders are being asked to approve an Agreement and Plan of Reorganization providing for the transfer of the assets of (“Fund name here”), a series of Aquila Municipal Trust, to an Acquiring Fund, a series of MainStay Funds Trust, in exchange for the assumption of all of the liabilities of (“Fund name here”), by the Acquiring Fund, whether known or unknown, absolute or contingent, accrued or unaccrued, existing at the closing day of the reorganization, and shares of the Acquiring Fund followed by the complete liquidation of (‘Fund name here”).

After careful consideration, the Board of Trustees of Aquila Municipal Trust unanimously approved the Agreement and Plan of Reorganization and believes that the Reorganization is in the best interests of (“Fund name here”) and its shareholders and recommends that you vote “FOR” the proposal (i.e., the Agreement and Plan of Reorganization). If approved, the Reorganizations would result in the Aquila Municipal Trust shareholders becoming part of the MainStay Funds Trust, a larger fund family with access to the wide array of distribution, marketing, administrative and other services offered by New York Life Investments. Would you like to vote along with the recommendation?

(Pause for shareholder’s response) (If Shareholder has additional questions refer to factsheet)

If shareholder still chooses not to vote:

I understand you do not wish to vote at this time. If you reconsider, please contact us at 1-833-876-2476.

Shareholder Not Available:

We can be reached toll-free at 1-833-876-2476, Monday through Friday between the hours of 10:00 AM and 10:00 PM Eastern time. Your time today is appreciated. Thank you and have a good day.

FOR MSFS and DA PURPOSES ONLY	Updated:

CALL CENTER ANSWERING MACHINE SCRIPT

For confirmation purposes please state your full name.

(Pause for shareholder’s response)

According to our records, you reside in (city, state, zip code).

(Pause for shareholder’s response)

To ensure that we have the correct address for the letter confirming your vote, please state your street address.

(Pause for shareholder’s response)

Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll-free number listed in the confirmation letter. Mr./Mrs./Ms. (SHAREHOLDER’S LAST NAME), your vote is important, and your time today is appreciated. Thank you and have a good (MORNING, AFTERNOON, EVENING).

FOR DCP and DA PURPOSES ONLY	Updated: